[Kaye Scholer letterhead]

June 22, 2010

Via EDGAR and By Hand

Pamela Long

Division of Corporate Finance

United Stated Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	TMS International Corp.

Registration Statement on Form S-1

File No.: 333-166807

Dear Ms. Long:

TMS International Corp. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (File No. 333-166807) (the “Registration Statement”). This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated June 9, 2010 (the “Comment Letter”) relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 1, and four copies that are marked to show changes from the originally filed Registration Statement, are enclosed for your convenience. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 1.

General

1.	Please add to the prospectus as soon as possible all currently omitted information that is not subject to Rule 430A, including, for example, a bona fide estimate of the range of the maximum offering price for the shares, the maximum number of shares offered, and the amount of additional shares that the underwriters may purchase in connection with the over-allotment option. This information must be included on the prospectus cover page, as well as in the body of the prospectus. We will need adequate time to review this information once it is provided.

The Company confirms that it will file a pre-effective amendment containing a bona fide estimate of the range of the maximum offering price for the shares, the maximum number of shares offered, and the amount of additional shares that the underwriters may purchase in connection with the over-allotment option, with adequate time for the Staff to review prior to circulating the preliminary prospectus.

2.	Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the prospectus.

On June 14, 2010, the Company received a letter indicating that FINRA has no objection to the underwriter compensation discussed in the prospectus. The Company understands that a member of the FINRA staff provided a copy of such letter to the Staff.

3.	Please provide us with copies of any artwork you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for further comments before printing and circulating any artwork.

The Company has included in Amendment No. 1 the artwork it intends to use in the prospectus and confirms that it will await your comment prior to circulating the preliminary prospectus that would include such artwork.

4.	We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible so that we will have sufficient time to review them. We may have comments on these materials.

The Company has filed all currently available exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K and confirms that it will file all remaining exhibits as promptly as practicable in a pre-effective amendment.

Prospectus Cover Page

5.	Please revise the cover page to name only the lead or managing underwriter(s) and delete the term “Joint Book-Running Managers.” We would not object to this term on the back cover page of the prospectus. The information on your cover page should be limited to the information required by Item 501 of Regulation S-K, and in particular, Item 501(b)(8).

The Company has revised the cover page to delete the term “Joint Book-Running Managers.”

6.	Please briefly disclose the dual class capital structure.

The Company has revised the prospectus cover page to briefly disclose the dual class capital structure.

Industry, Market and Geographical Data, page ii

7.	Please confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee.

The Company confirms that none of the market and industry data was prepared for the Company for a fee. Such information is available to the public either without charge or by subscription to reports prepared for publication, or databases maintained, by the sources listed in the Company’s response to the Staff’s comment number 8.

8.	Please provide brief background information of the sources cited in your disclosure (e.g., what is CRU International, Ltd or IBIS World, Inc.), other than for well-known organizations such as J.D. Power & Associates.

The Company provides the following background information to the Staff regarding the sources cited in the registration statement:

•

CRU International Ltd.: CRU International Ltd. (“CRU”) is a leading authority for the world of metals and mining, power and cables, fertilizers and chemicals. It offers independent, authoritative business analysis and consultancy focused on these sectors. CRU offers its services to a variety of entities within the marketplace, including investors, companies, governments and NGOs. In addition to consulting services, it provides pricing and market data, forecasts and market analysis and up-to-the-minute news and costs. CRU was founded in the late 1960s and has more than 200 employees located in London, Beijing, Santiago, Sydney, as well as within the United States.

•

The World Steel Association: The World Steel Association (“World Steel”) is a non-profit organization with headquarters in Brussels, Belgium. One of the largest industry associations in the world, World Steel represents approximately 180 steel producers (including 19 of the world’s 20 largest steel companies), national and regional steel industry associations and steel research institutes, which collectively produce around 85% of the world’s steel. World Steel acts as a “focal point” for the steel industry and provides global leadership on strategic issues affecting the industry, particularly focusing on economic, environmental and social sustainability. In addition, World Steel promotes steel and the steel industry to customers, the industry, media and the general public, as well as assisting its members to develop the market for steel.

•

Metals Service Center Institute: The Metals Service Center Institute (“MSCI”) is a trade association that supports and represents most elements of the metals value chain, including metals producers, distributors, processors and, to a lesser extent, the interests of metals users. Because its primary membership consists of metals service centers (i.e., businesses that inventory and distribute metals for industrial customers and perform first-stage processing), MSCI is able to identify and respond to the networking, educational, public policy and research needs of a broad cross-section of the metals industry. MSCI has more than 350 members operating from about 1,200 locations in the United States, Canada, Mexico and elsewhere around the world. Together, MSCI members constitute the largest single group of metals purchasers in North America, amounting each year to more than 75 million tons of steel, aluminum and other metals, with about 300,000 manufacturers and fabricators as customers.

•

IBIS World, Inc.: Ibis World, Inc. (“Ibis”) is a leading independent publisher of U.S. industry research, with a team of analysts that covers 700 different market segments. Ibis provides outsourced, objective industry reports in response to top market research questions. These reports are used for understanding market size, competitors, drafting business plans, pitch books, benchmarking, forecasting, business valuations, litigation support, due diligence and more. Ibis’s customers include finance professionals, management consultants, business brokers, entrepreneurs, libraries and others in need of industry research.

•

The American Iron and Steel Institute: For over a century, the American Iron and Steel Institute (“AISI”) and its member steel producers have worked to further AISI’s mission to promote steel as the material of choice and to enhance the competitiveness of the North American steel industry. AISI serves as the voice of the North American steel industry in the public policy arena and advances the case for steel in the marketplace. AISI also plays a leading role in the development and application of new steels and steelmaking technology. AISI is comprised of 24 member companies, including integrated and electric furnace steelmakers, and 138 associate and affiliate members, who are suppliers to or customers of the steel industry. AISI’s member companies represent approximately 75 percent of both U.S. and North American steel capacity.

•

Federal Reserve Statistical Release and The Livingston Survey: Both the Federal Reserve Statistical Release (the “Release”) and The Livingston Survey (the “Survey”) are produced by The Federal Reserve Bank of Philadelphia (the “Federal Reserve”). The Survey, started in 1946 by the late columnist Joseph Livingston, is the oldest continuous survey of economists’ expectations. It summarizes the forecasts of economists from industry, government, banking, and academia. The Release is one of many statistical releases issued by the Federal Reserve, which gathers and publishes certain economic data, including information on principal economic indicators, bank assets and liabilities, bank structure, business finance, interest and exchange rates, industrial activity and more.

•

F.W. Dodge Corporation: F.W. Dodge Corporation (“Dodge”) is the largest provider of project news, plans, specifications and analysis services for construction professionals in the United States and Canada. For over one hundred years, Dodge’s mission has been to distribute reliable, detailed information from early in the planning stage through construction start. Dodge provides numerous types of information for thousands of construction firms and building product manufacturers. It offers project information, plans and specifications, and industry analyses and forecasts. Dodge also develops the Dodge index, a regional and national indicator of future construction activity that is used as a yardstick for assessing the strength of the economy, providing the information needed to assess current market conditions and anticipate future trends. The company was founded in 1891 and is based in New York, New York with additional offices in the United States and Canada. Dodge currently operates as a subsidiary of McGraw-Hill Construction, which provides industry players with a variety of information, from project and product information to industry news, trends and forecasts.

Presentation of Certain Financial Measures, page iii

9.	The information provided in this section is not appropriate for this part of the prospectus. Such disclosure appears more fitting for the Management’s Discussion and Analysis section of the prospectus. Please revise your disclosures accordingly.

The Company has deleted in its entirety the section previously entitled “Presentation of Certain Financial Measures.” Please note that similar disclosure is already included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section (see pages 52 and 53).

Prospectus Summary, page 1

General

10.	The information in your summary is rather detailed and lengthy. Please consider whether some of the detailed information that is presented here would be more concisely summarized in the summary, then detailed in later sections of the prospectus. We note that substantially identical information appears to have been included in the Business section starting on page 79 of the filing.

The Company has shortened the prospectus summary to more concisely summarize certain of the detailed information that is included in later sections of the prospectus (see pages 1 through 7).

11.	Clearly discuss the purpose and impact of the Class B shares and the share recapitalization. In particular, discuss the impact on the Class A shares being offered and identify the ownership interest in the Class B shares. Please also state that you are not registering the offering of the Class A shares underlying the Class B convertible shares.

The Company has added a discussion of the purpose and impact of the Class B shares and the share recapitalization to the prospectus summary, which includes the statements requested by the Staff in the Comment Letter (see page 9).

Our Company, page 1

12.	Please disclose in the forepart of the prospectus summary that you are a holding company controlled by Onex Partners II, LP, and that you conduct your business principally through your operating subsidiaries, mainly Tube City IMS. We note the disclosure on pages 7 and 8.

The Company has added a disclosure in the forepart of the prospectus summary that it is a holding company controlled by Onex Partners II, LP, and that it conducts its business principally through its operating subsidiaries, mainly Tube City IMS (see page 2).

13.	Throughout the prospectus summary and the other sections of the prospectus you make statements that you are “the largest provider” of outsourced industrial services (see, e.g., pages one, four, seven and 49). Please revise these statements to disclose the measure by which you have determined that you are a leader (e.g., revenues or number or magnitude of projects).

The Company has revised the prospectus summary and other relevant sections to provide that the statement relating to being “the largest provider” is measured by revenue (see pages 1, 4, 49, 81, 82 and 87).

14.	Please balance the information regarding the Adjusted EBITDA achieved for each operating segment by comparing it to your prior years’ performance, or by indicating whether your current results represent an increase or decrease over the prior years’ results.

The Company has revised this section to include operating segment information (see page 2).

Summary Consolidated Financial Data, page 6

15.	Please explain why you identify Free Cash Flow as a measure of your operating performance, as opposed to a liquidity measure. The title of the measure and your disclosed uses suggest it is a liquidity measure that should be reconciled to the nearest GAAP liquidity measure, e.g. net cash provided by operating activities.

We have added a table reconciling Free Cash Flow to Cash Flow provided (used) by operating activities and revised the descriptions of the Free Cash Flow financial measure, including the Company’s uses thereof, throughout the prospectus (see pages 14, 46 and 53).

Risks Associates with our Business, page 16

16.	We note your disclosure in the introductory paragraph about unknown or currently immaterial risks which in the future may be deemed to represent risks material to your business. Please note that your risk factor disclosure should discuss only known material risks. Please revise.

The Company has revised the introductory paragraph to delete the statements that referred to unknown future risks and currently immaterial risks (see page 15).

17.	Please tell us what consideration you have given to including appropriate risk factor disclosure with respect to your integrated and embedded nature of your operations. We note the brief disclosure in the risk factor entitled “Our business involves a number of personal injury and other operating risks...” and “We are exposed to work stoppages...” on pages 19 and 23 respectively.

The Company has revised the risk factors entitled “Operating in various jurisdictions subjects us to a variety of risks” and “Equipment failure or other events could cause business interruptions that could have a material adverse effect on our results of operations” to include additional disclosures that respond to the Staff’s comment above (see pages 17 and 24).

An increase in our debt service obligations may materially adversely affect our earnings... page 21

18.	Please revise the disclosure to focus on the actual risks imposed by the service debt obligations and consider removing the lengthy narrative disclosure about the terms of the various debt instruments. You may include a reference to the appropriate section of the prospectus where you describe them in detail.

The Company has revised this risk factor to focus the disclosure on the risks arising from the debt instruments, rather than describing the terms of the debt instruments. The Company has included a cross-reference to the descriptions of such debt instrument terms (see page 20).

Our pension and other post-employment benefit plans are currently underfunded or unfunded... page 24

19.	Please disclose the amount of underfunded and unfunded obligations in the plans highlighted in this risk factor.

The Company has added a disclosure stating the amount of underfunded and unfunded obligations as of December 31, 2009 in the plans highlighted in this risk factor (see page 23).

The future success of our business depends on retaining existing and attracting new key personnel, page 28

20.	Because this risk factor appears generic and applicable to any company in any industry, please revise to describe the particular risks you face.

Following further consideration, the Company has deleted this risk factor.

We are a “controlled company”... page 34

21.	Please address the risks arising from not having a board of directors comprised of a majority of independent directors under a separate subcaption, including any conflicts of interest which may arise as a result of not having a majority independent board.

The Company has added additional disclosures to this risk factor addressing the risks arising from not having a board of directors comprised of a majority of independent directors under a separate subcaption (see pages 33 and 34).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Application of Critical Accounting Policies, page 54

22.	Please expand your discussion of goodwill to provide a description of the mechanics of the market and income approaches you use in your fair value analysis, including a discussion of the methods, underlying assumptions, and how the results of the approaches are combined or considered to assess fair value. Discuss the uncertainty associated with the key assumptions and any potential events or circumstances that could have a negative effect. For each reporting unit that is at risk of failing step one of the impairment test (i.e. a reporting unit that has a fair value that is not substantially in excess of carrying value), please disclose the percentage by which fair value exceeded carrying value as of the most recent step-one test.

The Company has expanded its discussion of goodwill to provide a description of the mechanics of the market and income approaches used in its fair value analysis, and has included a discussion of the uncertainty associated with the key assumptions and any potential events or circumstances that could have a negative effect (see page 56).

Results of Operations, page 57

Year Ended December 31, 2008 compared to non-GAAP combined year ended December 31, 2007, page 64

23.	On page 64 you present financial information for the year ended December 31, 2007, combining predecessor and successor periods into a single presentation and on page 65 provide a full non-GAAP income statement. This presentation of non-GAAP financial information does not appear to comply with Item 10(e) of Regulation S-K. The two periods you have combined are not comparable due to the impacts associated with the push-down accounting. Please revise this presentation to provide a discussion of the historical financial statements, as required by Item 303 of Regulation S-K. Consider whether this discussion should be supplemented by a discussion based on pro forma information, presented in a format consistent with Article 11 of Regulation S-X. Other formats may also be appropriate depending on the particular facts and circumstances. However, it is inappropriate to merely combine information for the pre- and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11.

The Company evaluates its operating results and trends on a non-GAAP combined basis and believes that this presentation provides the most useful presentation to readers in understanding the trends in its results of operations. Further, the Company believes that the non-GAAP combined presentation does not differ materially from a pro forma presentation. A pro forma presentation would differ from the non-GAAP combined presentation by (1) adding $647 thousand of depreciation and amortization expense and (2) $175 thousand of interest expense, and such adjustments would only apply to the 25-day period from January 1, 2007 to January 25, 2007. In each case the difference on the individual line items affected would be less than 1% of the line items presented for the non-GAAP combined total. Additionally, a pro forma presentation would eliminate specific line items, such as “Compensation and other expenses associated with business combination” and “Other income, net”. However, management believes that the discussion of the line items noting that they relate specifically to the January 25, 2007 business combination transaction helps to enhance readers’ understanding of the consolidated statements of operations. We have modified our disclosure to clarify the nature of any such adjustments and our belief that such adjustments are not material to understanding the trends in our results of operations.

Liquidity and Capital Resources, page 69

General

24.	Please disclose whether management believes that the sources of cash are adequate to fund the company’s operations in the next 12 months, and briefly discuss the basis of such belief.

The Company has added a statement that management believes that the sources of cash are adequate to fund the Company’s operations in the next 12 months (see page 70).

Cash flow, page 70

25.	Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. Please revise your discussion to address the reasons for the changes in operating assets and liabilities, specifically addressing the significant changes in accounts receivable, inventory and accounts payable as these changes have had a material impact on your operating cash flows. Given the significant impact that receivables and inventory have on your liquidity, your MD&A and liquidity section should explain the reasons for these changes and any variances in the corresponding turnover ratios. Note this disclosure would enhance an investors understanding of your cash flows position and the company’s ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to sections 501.03 and 501.13.b of the Financial Reporting Codification.

The Company has expanded its liquidity discussion as described in the comment above (see page 72 and 73).

26.	Your accounts receivable balance increased 15% during 2009 and 45% in the first quarter of 2010 and your inventory balance increased 72% in 2009 and 90% during first quarter 2010. These balances are material to earnings, cash flow and liquidity and directly impact your ABL facility borrowing base, excess availability and covenant compliance. Revise your liquidity section to further describe changes in your inventory and accounts receivable balances specifically addressing why these balances increased during 2009 and the first quarter 2010 when sales were down in 2009. Disclose whether or not there are any accounts receivable collectability issues or inventory valuation issues that are contributing to the increasing balances in these accounts.

The Company has expanded its liquidity discussion to include a specific subsection related to working capital and its impacts on liquidity including a discussion of the changes in accounts receivable, inventory and accounts payable balances (see page 72 and 73).

27.	We note your discussion on pages 17, 19 and F-38 that during the twelve month period ended March 31, 2010, your top 10 customers accounted for 83% of your Revenue after raw material costs and 60% of accounts receivable and that a loss of such customer or a partial loss of business could have a material adverse effect on operations as well as pose credit risk to you if these customers experience financial difficulties. Please provide a discussion within Liquidity to discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect on you. Refer to Financial Reporting Codification 501.03.a.

The Company has added a disclosure within the Liquidity section discussing the effects of its customer concentrations on liquidity and operations in the manner described in the comment above (see page 72 and 73).

28.	We note your interim impairment analysis of the Mills Services Group’s goodwill balance that resulted in a charge of $55 million. You state on pages 28 and F-22 that revisions in your long-term forecast related to changes in expectations for certain customers and contracts triggered the interim test. Tell us and disclose the status of your relationship with these customers and any current or future contracts you have with them, the nature of these changes in expectations and how these revisions to the long term forecast impacted your October 1, 2009 impairment analysis as you do not discuss your annual impairment analysis in your document. Further address whether the customers and contracts that triggered the interim analysis have also experienced financial difficulty in paying any open accounts receivables. In this regard, we have noted a significant increase in accounts receivables during 2009 and 2010.

We have added disclosure to page 27 and more expansive disclosure to pages F-23 and F-24 indicating that the changes in forecast were specific to two sites of one of our largest customers and that we continue to maintain strong contractual relationships with that customer at other locations. We have added disclosures stating that the impact of those changes in expectation were fully considered during our annual impairment test of goodwill.

29.	Given that the timing of the procurement transactions may significantly affect your working capital levels, please consider adding appropriate risk factor disclosure related to such risk.

The Company has added additional disclosure to the risk factor headed “If we experience delays between the time we procure raw materials and the time we sell them, we could be subject to constraints on our ability to maintain adequate levels of liquidity and working capital” to address the effect that timing of the procurement transactions may have on the Company’s working capital levels (see page 19).

Indebtedness, page 71

30.	Please disclose whether you are currently in compliance with the financial covenants of your various debt instruments, as applicable.

The Company has added a statement that it is currently in compliance with the financial covenants of its various debt instruments (see page 74).

Business, page 79

Customers, page 88

31.	You disclose that you enter into long-term contracts with your significant customers and that you derive a substantial portion of your revenues from your top ten customers. It appears that your business depends to a material extent on contracts with your significant customers such as United States Steel. Please file these contracts as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company respectfully advises the Staff that, although it derives a substantial portion of its Revenue After Raw Materials Costs from services provided to its top ten customers, it enters into a variety of distinct contracts with each such customer and/or its affiliates, rather than one contract governing all services at all of the customers’ locations. Therefore, for any given customer, there are typically separate contracts, each of which governs a type of service at one of the customer’s locations. These separate contracts often include different pricing and other terms separately negotiated by the customer’s affiliates at each location. The Company does not believe that any of these individual contracts are material contracts as contemplated under Item 601 of Regulation S-K. Accordingly, the Company has determined that none of its customer contracts are required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, which provides that “If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course and need not be filed unless it falls into one or more of the following categories” and sub-clause (B) of that item lists “Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services . . .”

The Company supplementally advises the Staff as follows:

(a) Each of the contracts between the registrant and each of its top ten customers, including, for example, United States Steel Corporation (“US Steel”), is such as ordinarily accompanies the kind of business conducted by the registrant and is a continuing contract, none of which, whether considered individually or in the aggregate, covers the sale of the major part of the registrant’s products or services to such customer.

(b) With respect to US Steel, the substantive terms (i.e., definitions of services to be provided by the Company and pricing to be paid by US Steel) are contained in 25 detailed statements of work, scopes of work or stand-alone agreements (each, a “USS Contract”). The Company’s customer contracts, including its USS Contracts, are divided by (i) each customer’s sites and/or (ii) the services provided by the Company at those sites. In the case of US Steel, there are often multiple USS Contracts for each site. The 25 USS Contracts cover the ten US Steel sites for which the Company provides services (six in the United States, two in Canada, one in Serbia and one in Slovakia) and 32 services being performed by the Company’s and US Steel’s respective affiliates. The USS Contracts (1) were negotiated and entered into by a number of affiliates of each of the Company and US Steel at various times, (2) were re-negotiated and amended or supplemented from time to time, (3) reflect the needs of particular sites and (4) include individually negotiated pricing terms. No single USS Contract covers a service or combination of services that equals or exceeds 10% of Revenue After Raw Materials Cost for the year ended December 31, 2009 and the last twelve months ended March 31, 2010, nor has any one of the Company’s other customer contracts covered services that equal or exceed 10% of Revenue After Raw Materials Costs for such periods. The Company believes each USS Contract is properly analyzed as a separate contract for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. The Company’s business is not substantially dependent on any one USS Contract, and no USS Contract represents the major part of the Company’s products or services.

(c) Like many large industrial companies, for organizational convenience, US Steel structures its service contracts under short “master agreements,” which define the parties’ overall relationship, include certain basic legal concepts and attach a set of US Steel’s standard terms and conditions for its contractors. There are three short master agreements consisting of four or five pages each; two in the United States and one for Canada. The Company does not believe that the master agreements are customer contracts under Regulation S-K because, by themselves, they do not provide for any service to be rendered or payments to be made. Instead, the Company believes they should be viewed as a library of standard terms which may be incorporated into the USS Contracts. Stand-alone agreements, rather than master agreements, are utilized in Serbia and Slovakia. None of the short “master agreements” or stand-alone contracts constitutes the major part of the registrant’s products or services. Even taken together, the numerous contracts governing the relationship with US Steel’s affiliates and locations would not constitute the major part of the registrant’s products and services, and the Company’s business is not substantially dependent upon these contracts, even as a whole.

In sum, the Company is not substantially dependent on any USS Contract (whether considered individually or in the aggregate), nor is the Company substantially dependent upon any other customer contract; no USS Contract or other customer contract represents the major part of the Company’s products or services. Accordingly, the Company has concluded that it is not required to file any of its customer contracts pursuant to Item 601 of Regulation S-K. The prospectus has been revised to clarify that there are multiple contracts with the Company’s top ten customers, including US Steel, entered into by various affiliates of those customers and the registrant (see pages 16, 18 and 90).

Regulatory Considerations—Environmental, Safety and Quality Matters, page 91

32.	Please disclose any material estimated capital expenditures for environmental compliance. See Item 101(c)(xii) of Regulation S-K.

The Company respectfully advises the Staff that it has not included a statement in respect of estimated material capital expenditures for environmental compliance pursuant to Item 101(c)(xii) of Regulation S-K because management does not believe that any material capital expenditures will be incurred.

Management, page 100

Board of Directors, page 101

33.	With respect to Mr. Osborne, please indicate the year during which he became President and CEO of Vicwest Income Fund. See Item 401(e)(1) of Regulation S-K.

The Company has revised this disclosure to state that Mr. Osborne became President and CEO of Vicwest Income Fund in October 2007.

Audit Committee, page 103

34.	Please note that the term “audit committee financial expert” is defined pursuant to Item 407(d)(5)(ii) of Regulation S-K, and not Item 401(h).

The Company has revised this disclosure to correct the item reference noted in the Comment Letter (see page 105).

Compensation Discussion and Analysis, page 105

Why We Choose to Pay Each Element, page 106

How We Choose Amounts for Each Element of Our Compensation Program, page 108

35.

The statements made in the second paragraph of your discussion on page 106 and the penultimate paragraph on page 107 appear to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. As such, your disclosure must provide a materially complete description of all of the elements considered by the Committee is setting executive compensation, including among other things, whether the compensation decisions were derived from, or based upon, a comparison to peer companies, disclosing them by name. To the extent that any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fall with respect to the benchmark. For additional guidance, see Question 118.05 of the Compliance and Disclosure Interpretations concerning Item 402 of Regulation S-K, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please reconcile the disclosure noted above with the statements on page 108 that suggest no benchmarking occurred.

The Company has revised the statements in the paragraphs on page 108 and 109 referred to in the Comment Letter to clarify that no formal benchmarking occurred; rather, the Company’s board of directors relied upon its substantial experience with setting compensation of management in various industries, including industrial and outsourcing companies.

Bonus, page 109

36.	Please describe the factors the Committee considered in determining the size of the 2009 bonus pool, as well as the size of the individual awards. Please discuss the qualitative and quantitative factors the Committee took into consideration in assessing an executive’s level of authority and responsibility, as well as his contribution to the organization and how these evaluations correlated to the amount of the pool available to them. If a named executive officer’s personal performance is measured against pre-established personal goals or individual objectives, please disclose the objectives and describe how performance or non-performance impacted the actual amount of compensation paid. Stating that the individual award amounts were based upon each named executive officer’s “contribution to the achievement of budget and other objectives” is too broad and generic.

The Company has revised the disclosure to clarify that the size of the bonus pool in 2009 was determined as a result of negotiations and discussions between the Company’s board of directors, on the one hand, and members of management, on the other. Further, the Company has clarified that the individual amounts paid to named executive officers were not determined based upon pre-established personal goals or individual objectives (as is the case in 2010). Rather, the Company’s board of directors relied upon its substantial experience with setting compensation of management in various industries (see page 111).

37.

In the summary compensation table, you have reported the amounts payable under the 2009 bonus plan as bonus payments, and not as non-equity incentive plan compensation. Please tell us why you believe the amounts payable under this form of compensation qualify as bonus compensation and not non-equity incentive plan compensation. Please note that in accordance with Item 402(c)(2)(iv) of Regulation S-K and the related instructions, as well as the guidance provided by Regulation S-K Compliance and Disclosure Interpretations found in the Corporation Finance section of our website, the compensation reported in the “Bonus” column is of a discretionary nature and not payable pursuant to a plan (see Question #119.02 to the Regulation S-K CDIs).

The Company respectfully advises the Staff that it believes that it properly recorded the amounts payable under the 2009 bonus plan as bonus payments and not as non-equity incentive plan compensation in the summary compensation table because the amount payable to each named executive officer was discretionary. In 2009, the Company did not have pre-established personal goals or individual objectives (as is the case in 2010), but rather the Company, through its compensation committee, determined whether and how much of the bonus pool to pay to each named executive officer. As per comment 36 above, the Company has revised the disclosures to clarify the manner in which the bonus pool was determined and allocated (see page 111).

38.	Please discuss in more detail the elements considered by the Committee in granting Messrs. Curtin and Aronson the $75,000 bonus. To the extent that the Committee’s decisions were purely subjective and driven by competitive market data, so disclose. Otherwise please note that to the extent that the Committee’s decisions were based upon a subjective evaluation of Messrs. Curtin’s and Aronson’s respective performance, in accordance with Item 402(b)(2)(vii) of Regulation S-K, please ensure to disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

The Company has revised the disclosure with respect to the $75,000 bonus paid to Messrs. Curtin and Aronson to clarify such bonuses were also market driven and subjective, rather than based upon personal objectives (see page 109).

Perquisites and other Personal Benefits, page 110

39.	Based on your “All Other Compensation” disclosure in the summary compensation table, the limit on the amount of perquisites granted to the named executive officers that you disclose here appears to be incorrect. Please revise your disclosure accordingly.

The Company has revised the disclosure of the perquisites limit to clarify that such limits apply only to certain categories or perquisites and apply only to 2010 onward rather than prior periods (see page 113).

Principal and Selling Stockholders, page 124

40.	Please describe the material relationships between you and each of the selling stockholders during the past three years. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of shares received by the selling shareholders. See Item 507 of Regulation S-K.

The Company has revised the disclosures on page 126 to describe the material relationships between the Company and each of the selling stockholders during the past three years and to describe the transactions in which the Company issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of shares received by the selling shareholders.

41.	Please disclose clearly the natural persons with dispositive voting or investment control of each selling stockholder that is not a natural person. See CDI #240.04 of Regulation S-K, Item 507, Compliance and Disclosure Interpretations found in our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The Company has revised the “Principal and Selling Stockholders” section to disclose clearly the natural persons with dispositive voting or investment control of each selling stockholder that is not a natural person (see page 127 and 128).

Description, of Capital Stock, page 126

42.	In the introductory paragraph you state that the description of the material terms of your capital stock is “qualified by reference to”, among other things, applicable law. Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C.

The Company has revised the introductory paragraph to delete the language qualifying the description by applicable law (see page 129).

43.	We also note your statement that description of your capital stock reflects changes that will occur “upon the closing of this offering.” The filing of the amended and restated charter and the adoption of the bylaws should take place prior to the effectiveness of the registration statement. In addition, in the first paragraph of your “General” discussion and elsewhere in the prospectus where applicable, please revise the “[u]pon completion of the offering” reference to reflect a description of your capital stock at the time of effectiveness.

The Company supplementally advises the Staff that the sole change to the capital stock to occur upon completion of the offering is for the shares of the Company’s class A preferred stock to convert into shares of class B common stock. This conversion will occur automatically pursuant to the terms of the class A preferred stock. The Company confirms to the Staff that the Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will be currently in effect prior to the effectiveness of the registration statement.

Shares Eligible For Future Sale, page 133

Lock-Up Agreements, page 133

44.	Please file the lock-up agreements as exhibits to the registration statement.

The form of lock-up agreement together with a list of signatories has been attached to Amendment No. 1 to the Registration Statement as Exhibit 10.22.

Certain Material U.S. Federal Income Tax Considerations, page 135

45.	Please revise the heading as well as the first sentence of your discussion to clarify that the disclosure discusses the “material” tax consequences of investment in your shares. Use of the word “certain” implies that there could be material tax consequences that you have chosen not to discuss. In addition, please further revise your disclosure to remove the statement that the discussion is for “general information only” which could imply that the investors should not rely on the prospectus disclosures regarding the material tax consequences of investment in your shares.

The Company has revised the heading as well as the first sentence of your discussion to clarify that the disclosure discusses the “material” tax consequences of investment in its shares and has deleted the statement that the discussion is for “general information only” (see page 138).

Underwriting, page 139

46.	We note that in the prospectus cover page you list BofA Merrill Lynch as one of your underwriters; however, here you identify them as “Merrill Lynch, Pierce, Fenner & Smith Incorporated.” Please revise your disclosure to reflect the underwriter’s correct name.

The Company respectfully advises the Staff that “BofA Merrill Lynch” is the “marketing name” of one of our underwriters, and that underwriter is referred to using this name on the cover of all prospectuses. “Merrill Lynch, Pierce, Fenner & Smith Incorporated,” meanwhile, is the correct “legal name” of the underwriter and is the legal entity that is named in connection with and participates in all equity offerings undertaken by such underwriter.

Consolidated Financial Statements

Note 1 – Nature of Operations, page F-8

Revenues, page F-11

47.	You state that you use two alternative transaction models for your raw materials procurement, one of which you do not take title to the materials as shipment is made directly to the customer from the supplier. You indicate that you record commission for these transactions. Please clarify what percentage of raw materials procurement transactions are drop-shipped where you do not take title and what percentage of sales relate to transactions where you take title of the raw materials. Explain further the nature and terms of the drop-ship transactions, including whether you or the supplier is the primary obligor to the contracts and how your accounting for and classification of these transactions complies with ASC 225-10.

The Company has added disclosure indicating the percentage by volume of each type of shipment and clarifying the recording of revenue and cost under each alternative model (see page F-11).

Impairment of Assets, page F-9

48.	Considering the $55 million impairment charge recorded in the Mills Services Group during an interim goodwill impairment test, tell us whether or not any of the factors that triggered the interim goodwill impairment analysis led to an interim impairment analysis under ASC 360-10-35 for any of your reporting units. We note your Mills Services Group segment experienced declines in sales and EBITDA in 2009 as a result of the slowdown in North American steel production and yet this reporting unit represents 64% of total assets.

The Company has added disclosure on page F-10 indicating that it did evaluate the undiscounted cash flows associated with certain assets of its Mill Services Group and that those cash flows exceeded the carrying values of the related assets and, accordingly, no impairment was recorded.

Note 29 – Selected Interim Financial Data – Unaudited, page F-47

49.	We note the significant decrease in revenues and income from operations during the second quarter 2009 which contributed to the significant net loss compared to other quarters in 2009 and the corresponding quarter in 2008. Please revise to provide a narrative, explaining the factors that contributed to the decreased sales and income from operations. We assume the net loss primarily related to the $55 million impairment charge; however, providing this will enhance the readers ability to assess the financial condition and results of operations of the company. Refer to Item 302 of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosures to page F-50.

Part II – Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-2

50.	Please confirm supplementally that the Second Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws (Exhibits 3.1 and 3.2, respectively), will be currently in effect prior to the effectiveness of the registration statement.

The Company confirms to the Staff that the Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will be currently in effect prior to the effectiveness of the Registration Statement.

51.	It appears that you have not filed the schedules and exhibits to the ABL Credit Agreement dated January 25, 2007 (Exhibit 10.1), and the schedules and exhibits to the Term Loan Credit Agreement dated January 25, 2007 (Exhibit 10.2). Please file complete copies of these agreements as exhibits with your next amendment.

The Company has included complete copies of the ABL Credit Agreement dated January 25, 2007 and the Term Loan Credit Agreement dated January 25, 2007, as Exhibits 10.1 and 10.2, respectively, to Amendment No.1 to the Registration Statement, including the schedules and exhibits to such agreements, omitting solely the bank account numbers from the disclosure schedules in the ABL Credit Agreement.

* * *

Please contact the undersigned at (212) 836-8032, or Joel I. Greenberg, Esq. at (212) 836-8201, with any questions or comments you may have regarding the Registration Statement.

Sincerely,

/s/ Derek Stoldt Derek Stoldt

cc:	Joseph Curtin

Daniel Rosati

Leon Z. Heller, Esq.

Thomas E. Lippard, Esq.

Daniel Bursky, Esq.

Andrew Barkan, Esq.

Joel I. Greenberg, Esq.